2007

ANNUAL REPORT

OCONEE FINANCIAL CORPORATION

OCONEE STATE BANK

Corporate Profile

Oconee Financial Corporation ("Oconee"), a registered bank holding company, was incorporated under the laws of Georgia in 1998 and commenced operations by acquiring 100% of the outstanding shares of Oconee State Bank (the "Bank") effective January 1, 1999. Oconee is the Bank's successor issuer after the aforementioned acquisition. All of Oconee's activities are currently conducted by the Bank, its wholly-owned subsidiary, which was incorporated under the laws of Georgia in 1959 and opened its doors for business in Watkinsville, Georgia on February 1, 1960. The Bank's executive offices are located at 35 North Main Street, Watkinsville, Georgia 30677. At December 31, 2007, Oconee's total assets were $321,312,982 with shareholders' equity of $29,334,732.

At December 31, 2007, Oconee had 705 shareholders of record holding 899,815 shares of Oconee's issued and outstanding common stock, $2.00 par value. At the present time, there is no established public trading market for Oconee's common stock. Management is aware of 34 trades of stock in 2007, aggregating 7,962 shares in blocks ranging from 3 shares to 2,450 shares at prices ranging from $70.00 to $90.00 per share. Management is aware of 20 trades of stock in 2006, aggregating 1,954 shares in blocks ranging from 1 share to 500 shares at prices ranging from $65.00 to $100.00 per share.

In 2007 and 2006, Oconee declared cash dividends of $1,034,787 ($1.15 per share) and $1,124,769 ($1.25 per share), respectively, payable to shareholders of record on December 31 of each year. Cash dividends for 2007 represented a payment of 31.7% of net income for the year compared to 28.4% for 2006. The amount and frequency of dividends is determined by Oconee's Board of Directors in light of earnings, capital requirements and the financial condition of the Bank.

The Bank is a community oriented full-service commercial bank, located in Oconee and Athens-Clarke County, Georgia, with six full-service banking offices. In addition to the main office in Watkinsville, the Bank has a branch in Bogart, located on U.S. Highway 78 at Mars Hill Road, a branch located on Experiment Station Road, which serves the Butler's Crossing community, a branch in the Fortson, Bentley and Griffin Building on Daniell's Bridge Road, a branch in Athens located on North Milledge Avenue, and an in-store branch in the East Athens Wal-Mart Supercenter located on Lexington Road in Athens. In addition to these branch locations, the Bank also has six automated teller machines and one cash dispensing machine located at various locations within Oconee and Athens-Clarke County. The Bank is committed to providing a full range of financial products and services for consumers and businesses in Oconee and surrounding counties, while striving daily to live up to its motto as "The Bank of Friendly Service."



Dear Fellow Shareholders,

Despite the turbulent year for the financial services sector, I am pleased to report solid financial performance for Oconee Financial Corporation during 2007. For those of you who studied economics in school, you will remember that our instructors taught us that the economy is cyclical in nature. We are to expect ups and downs. The events of recent months have revealed that certain segments of the financial services industry got sloppy with several consecutive years of "easy" money, which has contributed to the current economic crisis. As is the case throughout the banking industry, Oconee State Bank is not immune to the negative impact resulting from the slowing economy fueled by the downturn in the housing market.

2007 was the most volatile and difficult year in the recent past for the U.S. and global economies due to a variety of factors. After several years of "easy" money, credit markets shut down in late summer 2007, resulting in problems for several major home mortgage lenders. While the nation's largest banks were at the center of the credit market meltdown, all industries and consumers were affected by the tightening of credit. A general economic slowing has added to financial institution woes with an unprecedented slowdown in the growth of the economy. The housing market slump paired with a spike in defaults on subprime loans has rattled the entire industry. At the same time, rising energy costs have curbed discretionary spending by consumers.

After staying on the sideline for the first eight months of 2007, the Federal Reserve began a series of rate cuts in September, dropping the federal funds rate by 1.00%, to 4.25%, at the end of 2007. The Federal Reserve has taken even more aggressive action in setting monetary policy in 2008 by cutting rates an additional 2.00% during the first quarter. These changes currently place the fed funds rate at 2.25% and the resulting prime lending rate at 5.25%. After its most recent meeting, the Fed noted that financial markets remain under considerable duress, and economic data suggests an inevitable recession and the potential for more easing by the Fed.

The problem we see in our local market is that the supply of homes has surpassed the demand for housing. The real estate growth of the past several years has come to a halt. We haven't seen a market like this in over 35 years. In our local area, home prices for the most part have held up, but homes are just not selling due to the oversupply of houses on the market. While all this is happening around us, Oconee State Bank is committed to staying focused on our core values and our core business. Remember, the economy is cyclical and will ultimately turn around. Although no one seems to know when the economy will bottom out and recovery will begin, our company is fortunate to have a strong capital position and sufficient liquidity to weather the economic storm.

Oconee Financial Corporation recorded net earnings of $3,268,470 for 2007, which reflected a $691,777, or 17.5% decline from 2006. You may remember that 2006 earnings included one-time net gains of $278,366 on the sale of Daniell's Bridge Road property and the Friendship Branch real estate. The gains on the real estate sales were part of an Internal Revenue Code Section 1031 like-kind exchange used to reduce our cost basis on the purchase of the Butler's Crossing Branch in 2006. When we compare 2007 earnings to 2006, excluding the one-time gains, earnings for 2007 were down by $413,411, or 11.2% from the previous year. While we were disappointed in our earnings performance, we considered the 2007 earnings very respectable given the current economic conditions. Our percentage decrease compares favorably to other banks within our market and other publicly traded financial institutions. As a result of solid earnings performance in 2007, the Board of Directors declared a cash dividend of $1.15 per share, payable to shareholders of record at the close of business on December 31, 2007. Cash dividends in 2007 totaled $1,034,787, a payout of 31.7% of net income for the year.

Total assets ended the year at $321,312,982, down by $15,195,096, or 4.5%, from 2006 levels. Total deposits ended 2007 at $286,524,568, representing a decrease of $17,470,383, or 5.7%, from 2006. As the result of rising energy costs reducing discretionary spending by consumers, banks have been competing for fewer deposits within the marketplace and the cost for these deposits increased in 2007. Total loans ended the year at $199,831,265, decreasing by $18,056,144, or 8.3%, from year-end 2006 to 2007. The decline in loans during 2007 was primarily the result of the slowdown in the housing market. As the result of excess housing inventory and the slowdown of the overall economy, as noted in my earlier comments, the demand for new housing construction and development lending slowed significantly during the past year. We will continue to strive to have an effective loan review system that identifies, monitors, and addresses asset quality issues in a timely manner. We have worked with our borrowers to help them through these rough times. Unfortunately, there may be situations where a customer does not make it. In these cases, we will take action to protect the Bank's assets.

There are a number of areas of strength within our company which will enable us to persevere during the current economic cycle. First of all, Oconee Financial Corporation has a very strong capital base. Our total shareholders' equity increased by 9.8%, or $2,621,556, to end 2007 at $29,334,732. At December 31, 2007, the Bank's Tier 1 Capital ratio to average assets was 8.9% and was categorized as well capitalized under regulatory guidelines. Strength of capital will enable our company to better withstand the current economic downturn. A second source of strength relates to our focus on credit quality over the years. You may remember that I first wrote to you about our focus on credit quality as opposed to growth for the sake of growth in my letter included with our 2004 Annual Report. Because of this focus, I am pleased to report improved net loan charge-off ratios over the past three years. In addition, our loan loss provision for 2007 of $330,000 was certainly not excessive and speaks to the positive impact of our credit quality standards. Given current economic conditions, credit quality will continue to receive careful scrutiny. And finally, the Company currently has excess liquidity to ensure that there will be sufficient funds to cover withdrawals from depositors' accounts and to supply new borrowers with loans as needed. The Bank relies primarily on core deposits from within our market as a means of funding future growth. At December 31, 2007, the Bank did not have any debt or other borrowings, nor any reliance on brokered deposits from outside our market. This third area of strength positions the Bank well to absorb future growth when the external economic environment improves.

I invite you to read more about Oconee Financial's performance within the 2007 Annual Report contained in management's discussion and analysis and the report of our independent registered public accounting firm, as well as the consolidated financial statements and the accompanying notes to the consolidated financial statements. The current economic and market environment will require us to place continued focus and emphasis on balance sheet management in the future to enable Oconee Financial Corporation to provide long-term stability and value to our stakeholders.

In looking forward to 2008, we anticipate additional challenges ahead that will negatively impact earnings and growth potential. But, the downward cycle will end at some point in time, and our goal is to position the Bank well for the future when the economy improves. We seek to ensure that we have the right products and delivery channels to serve our markets, an emphasis on attracting new customers in order to grow core deposits, continued emphasis and focus on credit quality and sound loan growth, and introducing services to businesses and consumers that utilize new technologies appealing to a broader base of customers within our markets.

With the help of our dedicated employees and the continued support of our customers and shareholders, I am confident that we will prevail as an even stronger company in the future. I hope to see you at our annual shareholders meeting on May 5, 2008, so that we can continue our dialogue and discussion about both the challenges and opportunities that lie ahead.

Sincerely,

B. Amrey Harden

B. Amrey Harden
President and Chief Executive Officer
April 1, 2008

	Years Ended December 31, 2007	2006	Percent Change
	(Dollars in thousands, except per share data)		
For the Year			
Net income	$ 3,268	$ 3,960	-17.5%
Cash dividends paid	1,035	1,125	-8.0%
Per share:			
Net income	3.63	4.40	-17.5%
Cash dividends paid	1.15	1.25	-8.0%
Book value	32.60	29.69	9.8%
At Year End			
Total assets	321,313	336,508	-4.5%
Earning assets	308,559	323,230	-4.5%
Investment securities	91,434	92,372	-1.0%
Loans	199,831	217,887	-8.3%
Reserve for loan losses	3,336	3,081	8.3%
Deposits	286,525	303,995	-5.7%
Shareholders' equity	29,335	26,713	9.8%
No. of shares outstanding	899,815	899,815	0.0%
Full-time equivalent employees	96.5	93.5	3.2%
Financial Ratios			
Return on average assets (ROA)	0.99%	1.35%	
Return on average equity (ROE)	11.65%	15.49%	
Net interest margin	3.61%	4.34%	


NET INCOME
(MILLIONS)
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
2003
2004
2005
2006
2007


STOCKHOLDERS' EQUITY
30,000,000
25,000,000
20,000,000
15,000,000
10,000,000
5,000,000
0
2003
2004
2005
2006
2007


TOTAL ASSETS
(MILLIONS)
350
300
250
200
150
100
50
0
2003
2004
2005
2006
2007


TOTAL LOANS
(MILLIONS)
250
200
150
100
50
0
2003
2004
2005
2006
2007


TOTAL DEPOSITS
(MILLIONS)
350
300
250
200
150
100
50
0
2003
2004
2005
2006
2007


DIVIDENDS PER SHARE
1.20
1.00
0.80
0.60
0.40
0.20
0.00
2003
2004
2005
2006
2007

This analysis of Oconee has been prepared to provide insight into the financial condition of the Company, and addresses the factors which have affected the Company's results of operations. The Company's financial statements and accompanying notes which follow are an integral part of this review and should be read in conjunction with it.

Selected Financial Information

	2007	2006	2005	2004	2003
	(Amounts in thousands, except per share data)				
Net interest income	$ 11,443	$ 12,198	$ 11,111	$ 10,003	$ 9,033
Other income	2,708	2,846	2,508	2,219	3,003
Provision for loan losses	330	200	612	394	645
Net earnings	3,268	3,960	3,056	2,531	2,678
Net earnings per common share	3.63	4.40	3.40	2.81	2.98
Total assets	321,313	336,508	285,065	256,865	251,956
Cash dividends declared per common share	1.15	1.25	1.10	1.00	1.00

RESULTS OF OPERATIONS

Net Interest Income

The Company's earnings depend to a large degree on net interest income, which is the difference between the interest income received from its earning assets (such as loans, investment securities, federal funds sold, etc.) and the interest expense that is paid on its deposits and other borrowings.

Net interest income in 2007, which was $11,443,000, decreased by $755,000, or 6.2%, over 2006. Net interest income declined as a result of an increase in interest expense of $2,748,000 offset by an increase in interest income of $1,992,000. The increase in interest income during 2007 was due primarily to an increase in interest income on taxable securities of $2,058,000. The increase in interest income on taxable securities is due to income on investment securities that the Bank purchased in the fourth quarter of 2006 because of a significant increase in public funds deposits from the issuance of bonds by a local governmental entity. The decrease in interest and fee income on loans was primarily due to the lower interest rate environment in late 2007 as compared to 2006 as well as only a slight increase in average loans outstanding in 2007 as compared to 2006 of $573,000. The increase in interest expense was due primarily to an increase in average time deposits of $23,520,000 in 2007 as compared to 2006 as well as an increase in average interest-bearing demand deposits of $17,613,000 in 2007. Net interest margin decreased to 3.61% in 2007 as compared to 4.34% in 2006 as a result of an increase in average rate paid on interest-bearing liabilities combined with a decrease in the average yield on interest-earning assets. Additionally, net interest margin was impacted negatively by a decrease in loans throughout 2007. As loans paid off during 2007, these funds shifted to other interest-earning assets, primarily investment securities and federal funds sold, which provide a lower yield than loans. Another factor impacting net interest margin during 2007 was an increase in time deposits during the first half of 2007 which resulted in additional interest expense.

Net interest income in 2006, which was $12,198,000, increased by $1,087,000, or 9.8%, over 2005. Net interest income improved as a result of an increase in interest income of $4,190,000 offset by an increase in interest expense of $3,103,000. The increase in interest income was due primarily to an increase in average interest-earning assets of $29,639,000 in 2006 as compared to 2005. Average outstanding loan balances during 2006 were $17,025,000 higher than 2005 levels. The increase in the prime rate, which is the base rate for the Bank's variable rate loans, from 7.25% at the beginning of 2006 to 8.25% at December 31, 2006 led to increased interest rates on loans tied to the prime rate. The increase in interest expense is primarily due to an increase in average interest-bearing liabilities of $23,259,000 in 2006 as compared to 2005. This increase is primarily attributable to an increase of $28,388,000 in average time deposits, offset by a decrease of $6,936,000 in average savings accounts. In addition to the increase in average balances, a higher interest rate environment created by increased competition within the Bank's market for time deposits also contributed significantly to the increase in interest expense.

Provision for Loan Losses

Provisions for loan losses are charged to income in order to bring the total allowance for loan losses to a level deemed appropriate by management based on management's judgment as to potential losses within the Company's loan portfolio based on the valuation of impaired loans, loan growth, net charge-offs, changes in the composition of the loan portfolio, delinquencies and the overall quality of the loan portfolio and general economic conditions.

The provision for loan losses in 2007 was $330,000 compared to $200,000 in 2006, an increase of 65.0%. The increase in the provision for loan losses is primarily due to an increase in adversely classified loans during 2007, particularly an increase in nonaccrual loans of $8,379,000, or 1,235.8%.

The allowance for loan losses represented approximately 1.67% of total loans outstanding at December 31, 2007 compared to 1.41% at December 31, 2006. Net charge-offs for 2007 increased to $75,000, compared to $64,000 during 2006. Net charge-offs as a percentage of the provision for loan losses were 22.7% and 32.0% for the years ended December 31, 2007 and 2006, respectively. Management believes that the level of the allowance is appropriate based on the loan portfolio and current economic conditions.

The provision for loan losses in 2006 was $200,000 compared to $612,000 in 2005. The decrease in the provision for loan losses was primarily due to an improvement in the overall quality of the Bank's loan portfolio, as evidenced by a decrease in net charge-offs in 2006 as compared to 2005 and a decline in non-performing assets during 2006 as compared to 2005.

The allowance for loan losses represented approximately 1.41% of total loans outstanding at December 31, 2006 compared to 1.43% at December 31, 2005. Net charge-offs for 2006 were $64,000 compared to $198,000 during 2005. Net charge-offs as a percentage of the provision for loan losses were 32.0% and 32.4% for the years ended December 31, 2006 and 2005, respectively.

Non-Interest Income

Other income of $2,708,000 in 2007 decreased from 2006 by $138,000 or 4.9% due primarily to decreases in gains on the sale of other real estate owned of $392,000 and gains on the sales of fixed assets of $68,000 in 2007 as compared to 2006. These decreases were offset by increases in commissions on investment sales of $130,000, insufficient funds service charges on deposit accounts of $111,000 and ATM fees of $81,000 and in 2007.

Other income of $2,846,000 in 2006 increased from 2005 by $338,000 or 13.5% due primarily to increases in net gains on the sale of other real estate owned of $371,000 and gains on the sales of fixed assets of $57,000, offset by a decrease in insufficient funds charges on deposit accounts of $114,000. The gains on the sale of other real estate owned are primarily due to the Bank selling a parcel of real estate at a gain of $386,000. The gain on the sale of fixed assets is the result of the Bank selling a vacated branch location and realizing a gain on the sale of $63,000.

Non-Interest Expense

Other expenses increased by $213,000 or 2.4% in 2007 as compared to 2006. The increase in other expenses is attributable to an increase in occupancy expense of $257,000, primarily due to the opening of a new branch in February 2007.

Other expenses increased by $439,000 or 5.1% in 2006 as compared to 2005. The increase in other expenses is attributable to an increase in salaries and employee benefits expense of $429,000, primarily due to merit increases for employees and increases in other employee benefits expenses.

Income Tax Expense

The Company's effective tax rates were 28% and 32% for the years ended December 31, 2007 and 2006, respectively. The decrease in effective tax rate reflects the impact of taxes on the gains on sales of real estate during 2006. The 2007 tax rate is a return to a more historical level of tax expense for the Company.

ANALYSIS OF FINANCIAL CONDITION

Summary

During 2007, average total assets increased $37,084,000 (12.7%) from 2006. Average total deposits increased $33,817,000 (12.9%) in 2007 from 2006. Average loans increased $573,000 (0.3%) in 2007 over 2006.

Year-end balances at December 31, 2007 and 2006 reflect a decrease in total assets of $15,195,000 (4.5%) from 2006 to 2007. Total deposits decreased $17,470,000 (5.7%) from 2006 to 2007. Total loans decreased $18,056,000 (8.3%) from 2006 to 2007.

Total loans declined during 2007 primarily as a result of a slowdown in the housing industry in the Bank's market area. An overall economic slowdown lessened the demand for new housing construction and development. Total deposits declined due to loan payoffs supplying the needed liquidity to fund new loans and also a decision by management to lower interest rates paid on time deposits in an effort to minimize excess liquidity.

Investment Securities

All of the Company's investment securities are classified as available-for-sale ("AFS"). At December 31, 2007, the market value of AFS securities totaled $91,434,000, compared to $92,372,000 at December 31, 2006. Table 3 presents the market value of AFS securities at December 31, 2007 and 2006.

Investment Portfolio

	2007	2006
Available for sale		
State, county and municipal	$ 21,361,919	$ 20,809,703
Government-sponsored agencies	49,862,513	59,343,821
Mortgage-backed	18,575,862	11,237,922
Other debt securities	1,633,900	980,800
Totals	$ 91,434,194	$ 92,372,246

Loans

The loan portfolio is the largest category of the Company's earning assets and is comprised of commercial loans, residential mortgage loans, real estate construction and development loans and consumer loans. The Company conducts primary lending through its branches in Oconee and Athens-Clarke counties, Georgia, while its secondary lending market consists of those counties contiguous with Oconee County, including Greene, Morgan, Walton, Barrow and Oglethorpe, and to Madison County, which is not contiguous to Oconee County, but is part of the Athens Standard Metropolitan Statistical Area.

Nonperforming Assets

Non-performing assets, comprised of non-accrual loans, other real estate owned, other repossessed assets and loans for which payments are more than 90 days past due, totaled $9,057,000 at December 31, 2007 compared to $2,045,000 at December 31, 2006. This increase is attributable to an increase in non-accrual loans of $8,379,000, offset by decreases in other real estate and repossessions of $744,000 and loans more than 90 days past due of $623,000. The increase in nonaccrual loans was primarily due to two lending relationships being placed on nonaccrual status during 2007 with total outstanding loans of $7,181,000.

Management regularly monitors the loan portfolio to ensure that all loans are in appropriate classifications. Should economic conditions deteriorate, the inability of distressed customers to service their existing debt could cause higher levels of non-performing loans.

Deposits

The Company uses deposits primarily to fund its loan and investment portfolios. The Company offers a variety of deposit accounts to individuals and businesses. Deposit accounts include checking, savings, money market and time deposits. As of December 31, 2007, total deposits were $286,525,000, a decrease of $17,470,000 or 5.8% over the December 31, 2006 balance of $303,995,000. The decrease in deposits is primarily attributable to a decrease in time deposits of $11,141,000 and a decrease in savings deposits of $5,419,000. Management was not aggressive in attempting to attract additional deposits during the last half of 2007 due to the lack of the need for additional liquidity as a result of slowing loan demand.

Transactions with Related Parties

The Company conducts transactions with directors and executive officers, including companies in which they have beneficial interest, in the normal course of business. It is the policy of the Company that loan transactions with directors and officers are made on substantially the same terms as those prevailing at the time made for comparable loans to other persons. At December 31, 2007, the Company had loans outstanding to related parties of $7,446,000. Deposits of related parties were $12,119,000.

Liquidity

The Company must maintain, on a daily basis, sufficient funds to cover the withdrawals from depositors' accounts and to supply new borrowers with funds. To meet these obligations, the Company keeps cash on hand, maintains account balances with its correspondent banks, and purchases and sells federal funds and other short-term investments. Asset and liability maturities are monitored in an attempt to match these to meet liquidity needs. It is the policy of the Company to monitor its liquidity to meet local funding and regulatory requirements.

The Company maintains relationships with correspondent banks that can provide funds to it on short notice, if needed. Presently, the Company has arrangements with correspondent banks for short term unsecured advances of up to $7,000,000. Additional liquidity is provided to the Company through Federal Home Loan Bank (FHLB) advances.

Cash and cash equivalents increased $5,812,000 to a total of $20,890,000 at year-end 2007 as cash provided by operating activities and investing activities outpaced amounts used by financing activities. Cash inflows from operations totaled $5,788,000 in 2007, while outflows from financing activities totaled $18,598,000, most of which were net deposit decreases during 2007 of $17,470,000, along with cash dividends paid during 2007 of $1,125,000.

Investing activities provided $18,622,000 of cash and cash equivalents, principally composed of proceeds from calls and maturities of investment securities of $20,168,000 and net repayments of loans of $17,981,000, offset by purchases of investment securities of $24,579,000.

Contractual Obligations and Off-Balance Sheet Arrangements

For maturity and repricing information regarding the Company's contractual obligations, please see the table under the heading "Asset/Liability and Interest Rate Sensitivity Management."

The Company is party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized on the balance sheet. The contract amounts of those instruments reflect the extent of exposure the Company has in particular classes of financial instruments. At December 31, 2007, the contractual amounts of the Company's commitments to extend credit and standby letters of credit were $36,398,000 and $785,000, respectively.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates and because they may expire without being drawn upon, the total commitment amount does not necessarily represent future cash requirements. Standby letters of credit written are conditional commitments issued by the Company to guarantee the performance of a customer to a third party.

See note 8 to the consolidated financial statements for further discussion of these risks and contractual commitments.

Capital Resources

The Company continues to maintain capital ratios required to be deemed well capitalized. The following table presents the Company's regulatory capital position at December 31, 2007.

	Risk-Based Capital Ratios Actual as of December 31, 2007
Tier 1 Capital	13.0%
Tier 1 Capital minimum requirement	4.0%
Excess	9.0%
Total Capital	14.2%
Total Capital minimum requirement	8.0%
Excess	6.2%

	Leverage Ratio At December 31, 2007
Leverage ratio	8.9%
Leverage ratio requirement	4.0%
Excess	4.9%

The following table sets out certain ratios of the Company for the years indicated.

	2007	2006
Net income to:		
Average stockholders' equity	11.65%	15.49%
Average assets	0.99%	1.35%
Dividends to net income	31.66%	28.40%
Average equity to average assets	8.50%	8.72%

For further discussion of the actual and required capital ratios of the Company, see note 10 to the consolidated financial statements and "Supervision and Regulation – Capital Adequacy."

Asset/Liability and Interest Rate Sensitivity Management

It is the Company's objective to manage assets and liabilities to provide a satisfactory, consistent level of profitability within the framework of established cash, loan, investment, borrowing and capital policies. Certain officers are charged with the responsibility for monitoring policies and procedures that are designed to ensure acceptable composition of the asset/liability mix. It is the overall philosophy of management to support asset growth primarily through growth of core deposits, which include deposits of all categories made by local individuals, partnerships and corporations. The objective of this policy is to control interest sensitive assets and liabilities so as to minimize the impact of substantial movements in interest rates on earnings.

The asset/liability mix is monitored on a regular basis. A report reflecting the interest sensitive assets and interest sensitive liabilities is prepared and presented to the Board of Directors of the Bank on a monthly basis.

The absolute level and volatility of interest rates can have a significant impact on Oconee's profitability. The objective of interest rate risk management is to identify and manage the sensitivity of net interest income to changing interest rates, in order to achieve Oconee's overall financial goals. Based on economic conditions, asset quality and various other considerations, management establishes tolerance ranges for interest rate sensitivity and manages within these ranges.

Oconee uses income simulation modeling as a tool in measuring interest rate risk and managing interest rate sensitivity. Simulation modeling considers not only the impact of changing market rates of interest on future net interest income, but also other potential causes of variability.

Interest rate sensitivity is a function of the repricing characteristics of Oconee's portfolio of assets and liabilities. These repricing characteristics are the time frames within which the interest earning assets and liabilities are subject to change in interest rates either at replacement, repricing or maturity during the life of the instruments. Interest rate sensitivity management focuses on the maturity structures of assets and liabilities and their repricing characteristics during periods of change in market interest rates. Interest rate sensitivity is measured as the difference between the volumes of assets and liabilities in Oconee's current portfolio that are subject to repricing at various time horizons: immediate; one to three months; four to twelve months; one to five years; over five years, and on a cumulative basis. The differences are known as interest rate sensitivity gap.

One method to measure a bank's interest rate exposure is through its repricing gap. The gap is calculated by citing all liabilities that reprice or taking all assets that reprice or mature within a given time frame and subtracting all liabilities that reprice or mature within that time frame. The difference between these two amounts is called the "gap", the amount of either liabilities or assets that will reprice without a corresponding asset or liability repricing.

A negative gap (more liabilities repricing than assets) generally indicates that the bank's net interest income will decrease if interest rates rise and will increase if interest rates fall. A positive gap generally indicates that the bank's net interest income will decrease if rates fall and will increase if rates rise.

The following table summarizes the amounts of interest-earning assets and interest-bearing liabilities outstanding at December 31, 2007 that are contractually maturing, prepaying or repricing in each of the future time periods shown. Except as stated below, the amount of assets or liabilities that mature or reprice during a particular period was determined in accordance with the contractual terms of the asset or liability. Investment securities are reported based on the adjusted cost basis. Adjustable rate loans are included in the period in which interest rates are next scheduled to adjust rather than in the period in which they are due, and fixed rate loans and mortgage-backed securities are included in the periods in which they are required to be repaid based on scheduled maturities. The Company's savings accounts and interest-bearing demand accounts (NOW and money market deposit accounts), which are generally subject to immediate withdrawal, are included in the "Three Months or Less" category, although historical experience has proven the rates of these deposits to be more stable over the course of a year.

	At December 31, 2007 Maturing or Repricing in (dollars in thousands)				
	Three Months or Less	Four Months to 12 Months	1 to 5 Years	Over 5 Years	Total
Interest-earning assets:					
Investment securities	$ 1,702	$ 9,743	$ 13,322	$ 66,079	$ 90,846
Federal funds sold	15,524	-	-	-	15,524
Loans	98,302	39,665	52,638	61	190,666
Total interest-bearing assets	$ 115,528	$ 49,408	$ 65,960	$ 66,140	$ 297,036
Interest-bearing liabilities:					
Deposits:					
Savings and demand	$ 115,516	$ -	$ -	$ -	$ 115,516
Time deposits	28,152	97,285	14,027	-	139,464
Repurchase agreements	3,156	-	-	-	3,156
Total interest-bearing liabilities	$ 146,824	$ 97,285	$ 14,027	$ -	$ 258,136
Interest sensitive difference per period	$ (31,296)	$ (47,877)	$ 51,933	$ 66,140	$ 38,900
Cumulative interest sensitivity difference	$ (31,296)	$ (79,173)	$ (27,240)	$ 38,900	
Cumulative difference to total earning assets	(10.5%)	(26.7%)	(9.2%)	13.1%	

Note: For purposes of this analysis, nonaccrual loans, overdrafts and unearned interest are not included in Loans.

At December 31, 2007 the difference between the Company's liabilities and assets repricing or maturing within one year was $79,173,000. Based on this analysis, due to an excess of liabilities repricing or maturing within one year, a rise in interest rates would generally cause the Company's net interest income to decrease, and a decrease in interest rates would generally cause the Company's net interest income to increase.

Certain shortcomings are inherent in the method of analysis presented in the foregoing table. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees or at different points in time to changes in market interest rates. Additionally, certain assets, such as adjustable-rate mortgages, have features, such as interest rate floors and ceilings that restrict changes in interest rates, both on a short-term basis and over the life of the asset. Changes in interest rates, prepayment rates, early withdrawal levels and the ability of borrowers to service their debt, among other factors, may change significantly from the assumptions made in the table. In addition, the optionality for callable securities is not factored in the foregoing table.

The Bank also measures its short-term exposure to interest rate risk by simulating the impact to net interest income under several rate change levels. Interest-earning assets and interest-bearing liabilities are rate shocked to stress test the impact to the Bank's net interest income and margin. The rate shock levels span four 50 basis point increments up and down from current interest rates. This information is used to monitor interest rate exposure risk relative to anticipated interest rate trends. Asset/liability management strategies are developed based on this analysis in an effort to limit the Bank's exposure to interest rate risk.

The Bank tracks its interest rate sensitivity on a quarterly basis using a model, which applies various hypothetical interest rate changes to various types of interest-bearing deposit accounts. The rate changes represent the Bank's inclination to reprice deposit rates based on historical data provided from a call report driven database.

At December 31, 2007, the difference between the Bank's assets and liabilities repricing or maturing within one year, after applying the hypothetical rate changes to deposit accounts, was $26,159,000, indicating that the Bank was asset sensitive. The most recent simulation model shows that the Bank's net interest income would increase $179,000 on an annual basis if rates increased 100 basis points, and would decrease $163,000 on an annual basis if rates fell 100 basis points.

Inflation

Inflation impacts the growth in total assets in the banking industry and causes a need to increase equity capital at higher than normal rates to meet capital adequacy requirements. The Company copes with the effects of inflation through the management of its interest rate sensitivity gap position, by periodically reviewing and adjusting its pricing of services to consider current costs, and through managing its level of net earnings relative to its dividend payout policy.

MAULDIN
& JENKINS
CERTIFIED PUBLIC ACCOUNTANTS, LLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Oconee Financial Corporation and Subsidiary
Watkinsville, Georgia

We have audited the consolidated balance sheets of Oconee Financial Corporation and Subsidiary as of December 31, 2007 and 2006, and the related consolidated statements of earnings, comprehensive income, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Oconee Financial Corporation and Subsidiary as of December 31, 2007 and 2006, and the results of their operations and their cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

We were not engaged to examine management's assertion about the effectiveness of Oconee Financial Corporation and Subsidiary's internal control over financial reporting as of December 31, 2007 included under Item 8A(T) "Controls and Procedures" in Oconee Financial Corporation and subsidiary's Annual Report on Form 10-KSB and, accordingly, we do not express an opinion thereon.

Mauldin & Jenkins, LLC

Atlanta, Georgia
March 31, 2008

200 GALLERIA PARKWAY S.E., SUITE 1700 • ATLANTA, GA 30339-5946 • 770-955-8600 • 800-277-0080 • FAX 770-980-4489 • www.mjcpa.com
Members of The American Institute of Certified Public Accountants • RSM International

		2007	2006
Assets			
Cash and due from banks, including reserve requirements of $25,000 and $25,000	$	5,365,937	4,753,988
Federal funds sold		15,524,000	10,324,000
Cash and cash equivalents		20,889,937	15,077,988
Investment securities available for sale		91,434,194	92,372,246
Other investments		706,729	670,329
Mortgage loans held for sale		1,063,183	1,976,000
Loans, net		196,495,440	214,806,748
Premises and equipment, net		7,394,096	6,458,527
Accrued interest receivable and other assets		3,329,403	5,146,240
	$	321,312,982	336,508,078
Liabilities and Stockholders' Equity			
Deposits:			
Demand	$	31,544,102	33,688,316
Interest-bearing demand		76,761,239	75,527,885
Savings		38,754,825	44,174,005
Time		139,464,402	150,604,745
Total deposits		286,524,568	303,994,951
Securities sold under repurchase agreements		3,156,300	3,159,575
Accrued interest payable and other liabilities		2,297,382	2,640,376
Total liabilities		291,978,250	309,794,902
Stockholders' equity:			
Common stock, par value $2, authorized 1,500,000 shares, issued and outstanding 899,815 shares		1,799,630	1,799,630
Additional paid-in capital		4,243,332	4,243,332
Retained earnings		22,927,131	20,693,448
Accumulated other comprehensive income (loss)		364,639	(23,234)
Total stockholders' equity		29,334,732	26,713,176
	$	321,312,982	336,508,078

See accompanying notes to consolidated financial statements.

		2007	2006
Interest income:			
Interest and fees on loans	$	17,174,191	17,193,786
Interest on federal funds sold		525,030	631,201
Interest and dividends on securities:			
U. S. government agencies		3,767,024	1,708,908
State, county and municipal		954,220	884,178
Other		103,331	113,611
Total interest income		22,523,796	20,531,684
Interest expense:			
Interest-bearing demand deposits		2,344,299	1,391,965
Savings deposits		1,244,400	1,386,897
Time deposits		7,418,685	5,487,621
Other		73,569	66,732
Total interest expense		11,080,953	8,333,215
Net interest income		11,442,843	12,198,469
Provision for loan losses		330,000	200,000
Net interest income after provision for loan losses		11,112,843	11,998,469
Other income:			
Service charges		1,539,808	1,452,266
Gain (loss) on sale of securities		(2,308)	(10,605)
Gain (loss) on sale of other real estate owned		(25,758)	366,513
Gain (loss) on sale and disposal of premises and equipment		(4,741)	62,959
Mortgage origination fee income		395,004	377,086
Miscellaneous		805,883	597,440
Total other income		2,707,888	2,845,659
Other expenses:			
Salaries and employee benefits		5,567,192	5,616,459
Occupancy		1,515,034	1,258,032
Other operating		2,174,789	2,169,951
Total other expenses		9,257,015	9,044,442
Earnings before income taxes		4,563,716	5,799,686
Income tax expense		1,295,246	1,839,439
Net earnings	$	3,268,470	3,960,247
Net earnings per share	$	3.63	4.40

See accompanying notes to consolidated financial statements.

		2007	2006
Net earnings	$	3,268,470	3,960,247
Other comprehensive income, net of income taxes:			
Unrealized gains on securities available for sale:			
Holding gains arising during period, net of tax expense of $236,449 and $83,832		386,441	137,013
Reclassification adjustment for losses included in net earnings, net of benefit tax of $876 and $4,026		1,432	6,579
Total other comprehensive income		387,873	143,592
Comprehensive income	$	3,656,343	4,103,839

See accompanying notes to consolidated financial statements.

	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
Balance, December 31, 2005	$ 1,799,630	4,243,332	17,857,970	(166,826)	23,734,106
Cash dividends declared ($1.25 per share)	-	-	(1,124,769)	-	(1,124,769)
Change in net unrealized gain (loss) on investment securities available for sale, net of tax	-	-	-	143,592	143,592
Net earnings	-	-	3,960,247	-	3,960,247
Balance, December 31, 2006	1,799,630	4,243,332	20,693,448	(23,234)	26,713,176
Cash dividends declared ($1.15 per share)	-	-	(1,034,787)	-	(1,034,787)
Change in net unrealized gain (loss) on investment securities available for sale, net of tax	-	-	-	387,873	387,873
Net earnings	-	-	3,268,470	-	3,268,470
Balance, December 31, 2007	$ 1,799,630	4,243,332	22,927,131	364,639	29,334,732

See accompanying notes to consolidated financial statements.

		2007	2006
Cash flows from operating activities:			
Net earnings	$	3,268,470	3,960,247
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Depreciation, amortization and accretion		657,610	603,398
Provision for loan losses		330,000	200,000
Provision for deferred taxes		(122,414)	79,663
(Gain) Loss on sale of investment securities		2,308	10,605
(Gain) Loss on sale and disposal of fixed assets		4,741	(62,959)
(Gain) Loss on sale of other real estate		25,758	(366,513)
Change in:			
Accrued interest receivable and other assets		962,149	(2,066,314)
Accrued interest payable and other liabilities		(253,012)	217,578
Mortgage loans originated and held for sale		912,817	(691,000)
Net cash provided by operating activities		5,788,427	1,884,705
Cash flows from investing activities:			
Purchase of investment securities available for sale		(24,579,037)	(53,191,532)
Proceeds from calls and maturities of investment securities available for sale		20,168,478	11,780,714
Proceeds from sales of investment securities available for sale		6,032,693	638,372
Purchase of other investments		(36,400)	(55,900)
Net change in loans		17,981,308	(11,625,057)
Purchases of premises and equipment		(1,659,111)	(1,363,899)
Proceeds from sales of fixed assets		-	139,184
Proceeds from sales of other real estate		714,018	685,269
Net cash used by investing activities		18,621,949	(52,992,849)
Cash flows from financing activities:			
Net change in deposits		(17,470,383)	47,195,927
Net change in securities sold under repurchase agreements		(3,275)	915,343
Dividends paid		(1,124,769)	(989,797)
Net cash provided by financing activities		(18,598,427)	47,121,473
Net increase (decrease) in cash and cash equivalents		5,811,949	(3,986,671)
Cash and cash equivalents at beginning of year		15,077,988	19,064,659
Cash and cash equivalents at end of year	$	20,889,937	15,077,988

		2007	2006
Supplemental disclosures of cash flow information:			
Cash paid during the year for:			
Interest	$	11,081,348	7,892,721
Income taxes	$	1,310,500	2,197,000
Noncash investing and financing activities:			
Change in net unrealized gain on investment securities available for sale, net of tax	$	387,873	143,592
Transfer of loans to other real estate	$	-	146,650

See accompanying notes to consolidated financial statements.

(1) Summary of Significant Accounting Policies

Organization

Oconee Financial Corporation ("OFC") received regulatory approval to operate as a bank holding company on October 13, 1998, and began operations effective January 1, 1999. OFC is primarily regulated by the Federal Reserve Bank, and serves as the one-bank holding company for Oconee State Bank.

Oconee State Bank (the "Bank") commenced business in 1960 upon receipt of its banking charter from the Georgia Department of Banking and Finance (the "DBF"). The Bank is primarily regulated by the DBF and the Federal Deposit Insurance Corporation and undergoes periodic examinations by these regulatory agencies. The Bank provides a full range of commercial and consumer banking services primarily in Oconee and Clarke counties in Georgia.

Principles of Consolidation

The consolidated financial statements include the financial statements of Oconee Financial Corporation and its wholly owned subsidiary, Oconee State Bank (collectively called the "Company"). All significant intercompany balances and transactions have been eliminated in consolidation.

Basis of Presentation

The accounting principles followed by the Company, and the methods of applying these principles, conform with accounting principles generally accepted in the United States of America ("GAAP") and with general practices in the banking industry. In preparing the financial statements in conformity with GAAP, management is required to make estimates and assumptions that affect the reported amounts in the financial statements. Actual results could differ significantly from these estimates. Material estimates common to the banking industry that are particularly susceptible to significant change in the near term include, but are not limited to, the determination of the allowance for loan losses, deferred taxes, fair value of financial instruments, and valuation of real estate acquired in connection with or in lieu of foreclosure on loans.

Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include cash and due from banks and federal funds sold.

Investment Securities

The Company classifies its securities in one of three categories: trading, available for sale, or held to maturity. Trading securities are bought and held principally for sale in the near term. Held to maturity securities are those securities for which the Company has the ability and intent to hold the security until maturity. All other securities not included in trading or held to maturity are classified as available for sale. At December 31, 2007 and 2006, the Company had classified all of its investment securities as available for sale.

Available for sale securities are recorded at fair value. Unrealized holding gains and losses, net of the related tax effect, on securities available for sale are excluded from earnings and are reported as a separate component of stockholders' equity until realized.

A decline in the market value of any available for sale or held to maturity security below cost that is deemed other than temporary is charged to earnings and establishes a new cost basis for the security.

Premiums and discounts are amortized or accreted over the life of the related security as an adjustment to the yield. Realized gains and losses for securities classified as available for sale and held to maturity are included in earnings and are derived using the specific identification method for determining the cost of securities sold.

(1) Summary of Significant Accounting Policies, continued

Other Investments

Other investments include Federal Home Loan Bank stock and other equity securities. No ready market exists for these securities and there is no quoted fair value. These investment securities are carried at cost.

Mortgage Loans Held for Sale

Mortgage loans held for sale are carried at the lower of aggregate cost or market value. At December 31, 2007 and 2006, the cost of mortgage loans held for sale approximates the market value.

Loans and Allowance for Loan Losses

Loans are stated at the principal amount outstanding, net of the allowance for loan losses. Interest on loans is calculated by using the simple interest method on daily balances of the principal amount outstanding. Loan origination and commitment fees, net of certain origination costs, are considered insignificant and are recognized immediately.

Impaired loans are measured based on the present value of expected future cash flows, discounted at the loan's effective interest rate, or at the loan's observable market price, or the fair value of the collateral if the loan is collateral dependent. A loan is impaired when, based on current information and events, it is probable that all amounts due according to the contractual terms of the loan will not be collected.

Accrual of interest is discontinued on a loan when management believes, after considering economic conditions and collection efforts, that the borrower's financial condition is such that collection of interest is doubtful. Interest previously accrued but not collected is reversed against current period earnings and interest is recognized on a cash basis when such loans are placed on non-accrual status.

The allowance for loan losses is established through a provision for loan losses charged to earnings. Loans are charged against the allowance for loan losses when management believes the collectibility of the principal is unlikely. The allowance represents an amount which, in management's judgment, will be adequate to absorb probable losses on existing loans that may become uncollectible.

Management's judgment in determining the adequacy of the allowance is based on evaluations of the collectibility of loans. These evaluations take into consideration such factors as changes in the nature and volume of the loan portfolio, current economic conditions that may affect the borrower's ability to pay, overall portfolio quality and review of specific problem loans. The allowance consists of specific, general and unallocated components. The specific component relates to loans that are classified as either doubtful, substandard or special mention. The general component covers non-classified loans and is based on historical loss experience adjusted for qualitative factors. An unallocated component is maintained to cover uncertainties that could affect management's estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio. Management uses an external loan review program to challenge and corroborate the internal grading system and provide additional analysis in determining the adequacy of the allowance and the future provisions for estimated loan losses.

While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for loan losses. Such agencies may require the Company to recognize additions to the allowance based on judgments different than those of management.

Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed primarily using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the shorter period of the useful life of the asset or the lease term. When assets are retired or otherwise disposed, the cost and related accumulated depreciation are removed from the accounts, and any gain or loss is reflected in earnings for the period. The cost of maintenance and repairs which do not improve or extend the useful life of the respective asset is charged to earnings as incurred, whereas significant improvements are capitalized. The range of estimated useful lives for premises and equipment are generally as follows:

Buildings and improvements	5 - 40 years
Furniture and equipment	3 - 10 years

(1) Summary of Significant Accounting Policies, continued

Other Real Estate

Properties acquired through foreclosure are carried at the lower of cost (defined as fair value at foreclosure) or fair value less estimated costs to dispose. Accounting guidance defines fair value as the amount that is expected to be received in a current sale between a willing buyer and seller other than in a forced or liquidation sale. Fair values at foreclosure are based on appraisals. Losses arising from the acquisition of foreclosed properties are charged against the allowance for loan losses. Subsequent write-downs are provided by a charge to income through the allowance for losses on other real estate in the period in which the need arises. The carrying amount of foreclosed assets at December 31, 2007 and 2006 was $1 and $739,777, respectively.

Securities Sold Under Repurchase Agreements

Securities sold under repurchase agreements are treated as financing activities, and are carried at the amounts at which the securities will be repurchased as specified in the respective agreements.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Additionally, the recognition of future tax benefits, such as net operating loss carryforwards, is required to the extent that realization of such benefits is more likely than not. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the assets and liabilities are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income tax expense in the period that includes the enactment date.

In the event the future tax consequences of differences between the financial reporting bases and the tax bases of the Company's assets and liabilities result in deferred tax assets, an evaluation of the probability of being able to realize the future benefits indicated by such assets is required. A valuation allowance is provided for the portion of the deferred tax asset when it is more likely than not that some portion or all of the deferred tax asset will not be realized. In assessing the realizability of the deferred tax assets, management considers the scheduled reversals of deferred tax liabilities, projected future taxable income, and tax planning strategies.

Mortgage Banking Income

Mortgage banking income represents net gains from the sale of mortgage loans and fees received from borrowers and loan investors related to the Bank's origination of single-family residential mortgage loans.

Earnings Per Share

Earnings per common share are based on the weighted average number of common shares outstanding during the period while the effects of potential common shares outstanding during the period are included in diluted earnings per share. The Company had no potential common share equivalents outstanding during 2007 and 2006. For each of those years, earnings per share is calculated using the weighted average shares outstanding during the period of 899,815.

Stock Repurchase Plan

In 1999, the Company approved a stock buy-back program which authorized the repurchase of up to 75 shares of its common stock per shareholder per year, and an aggregate limit of 1,000 shares annually. The program is approved annually by the Board of Directors. During the years ended December 31, 2007 and 2006 the Company did not buy-back any shares of common stock under the program. The shares would be retired and placed into authorized and unissued shares of common stock upon buy-back.

(1) Summary of Significant Accounting Policies, continued

Recent Accounting Pronouncements

In February 2007, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 159 (FAS 159), *The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115*. FAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value. The unrealized gains and losses on items for which the fair value option has been elected should be reported in earnings. The decision to elect the fair value option is determined on an instrument basis and is irrevocable. Assets and liabilities measured at fair value pursuant to the fair value option should be reported separately in the balance sheet from those instruments measured using other measurement attributes. FAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007. As part of the Company's adoption of FAS 159 as of January 1, 2008, it does not plan to choose the option to measure eligible financial instruments at fair value and therefore the adoption of FAS 159 is not expected to have a material impact on the Company's financial condition or results of operations.

In December 2007, the FASB issued FASB Statement No. 160 (FAS 160), *Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51*. FAS 160 changes the accounting and reporting for minority interests, which will be recharacterized as noncontrolling interests and classified as a component of equity. This new consolidation method significantly changes the accounting for transactions with minority interest holders. FAS 160 is effective for fiscal years beginning after December 15, 2008. The Company's adoption of FAS 160 during the first quarter of 2009 is not expected to have a material impact on its financial condition or results of operations.

In December 2007, the FASB issued FASB Statement No. 141(revised 2007) (FAS 141R), *Business Combinations*. FAS 141R significantly changes the accounting for business combinations in a number of areas including the treatment of contingent consideration, preacquisition contingencies, transaction costs, in-process research and development and restructuring costs. In addition, under FAS 141R, changes in an entity's deferred tax assets and uncertain tax positions after the measurement period will impact income tax expense. FAS 141R is effective for fiscal years beginning after December 15, 2008. The Company's adoption of FAS 1141R during the first quarter of 2009 is not expected to have a material impact on its financial condition or results of operations

(2) Investment Securities

Investment securities available for sale at December 31, 2007 and 2006 are as follows:

	December 31, 2007				
		Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Government sponsored agencies	$	49,204,411	675,410	17,308	49,862,513
State, county and municipal		21,318,254	207,101	163,436	21,361,919
Mortgage-backed securities		18,700,736	52,747	177,621	18,575,862
Other debt securities		1,623,045	10,855	-	1,633,900
Total	$	90,846,446	946,113	358,365	91,434,194

	December 31, 2006				
		Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Government sponsored agencies	$	59,385,623	146,467	188,269	59,343,821
State, county and municipal		20,555,014	295,841	41,152	20,809,703
Mortgage-backed securities		11,469,059	19,787	250,924	11,237,922
Other debt securities		1,000,000	-	19,200	980,800
Total	$	92,409,696	462,095	499,545	92,372,246

Unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, as of December 31, 2007 and 2006 are summarized as follows:

	December 31, 2007				
		Less than 12 Months		12 Months or More	
		Estimated Fair Value	Unrealized Losses	Estimated Fair Value	Unrealized Losses
Government sponsored agencies	$	998,440	6,179	5,480,010	11,129
State, county and municipal		4,898,455	97,728	3,780,628	65,708
Mortgage-backed securities		3,701,205	11,074	7,048,299	166,547
	$	9,598,100	114,981	16,308,937	243,384

	December 31, 2006				
		Less than 12 Months		12 Months or More	
		Estimated Fair Value	Unrealized Losses	Estimated Fair Value	Unrealized Losses
Government sponsored agencies	$	22,542,160	39,683	9,835,781	148,586
State, county and municipal		4,009,783	6,419	1,666,512	34,733
Mortgage-backed securities		-	-	8,242,891	250,924
Other debt securities		-	-	980,800	19,200
	$	26,551,943	46,102	20,725,984	453,443

(2) Investment Securities, continued

The unrealized losses on these debt securities in a continuous loss position for twelve months or more as of December 31, 2007 and 2006 are considered to be temporary because they arose due to changing interest rates and the repayment sources of principal and interest are government backed or are securities of investment grade issuers. Included in the table above as of December 31, 2007 were 22 out of 55 securities issued by state and political subdivisions that contained unrealized losses, 4 out of 32 securities issued by government sponsored agencies, and 12 of 18 mortgage-backed securities that contained unrealized losses. Included in the table above as of December 31, 2006 were 13 out of 56 securities issued by state and political subdivisions that contained unrealized losses and 20 out of 37 securities issued by government sponsored agencies, including mortgage-backed securities, 9 of 11 mortgage-backed securities, and 1 of 1 other debt security that contained unrealized losses.

The amortized cost and fair value of investment securities available for sale at December 31, 2007, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	Estimated Fair Value
Due within one year	$ 11,444,610	11,459,703
Due from one to five years	11,749,693	11,768,735
Due from five to ten years	8,476,907	8,654,890
Due after ten years	40,474,500	40,975,004
Mortgage-backed securities	18,700,736	18,575,862
	$ 90,846,446	91,434,194

Proceeds from sales of securities available for sale during 2007 were $6,032,693. Gross gains of $2,342 and gross losses of $4,650 were realized on those sales. Proceeds from sales of securities available for sale during 2006 were $638,372. Gross losses of $10,605 were realized on those sales.

Securities with a carrying value of approximately $62,990,000 and $73,076,000 at December 31, 2007 and 2006, respectively, were pledged to secure public deposits and for other purposes as required by law.

(3) Loans

Major classifications of loans at December 31, 2007 and 2006 are summarized as follows:

	2007	2006
Commercial, financial and agricultural	$ 22,229,689	20,468,788
Real estate – mortgage	104,703,465	100,620,440
Real estate – commercial construction	62,969,984	83,998,612
Real estate – consumer construction	1,107,809	3,265,639
Consumer	8,820,318	9,533,930
Total loans	199,831,265	217,887,409
Less allowance for loan losses	3,335,825	3,080,661
Total net loans	$ 196,495,440	214,806,748

The Bank grants loans and extensions of credit primarily to individuals and a variety of firms and corporations located in certain Georgia counties including Oconee and Clarke. Although the Bank has a diversified loan portfolio, a substantial portion of the loan portfolio is collateralized by improved and unimproved real estate and is dependent upon the real estate market.

(3) Loans, continued

At December 31, 2007 and 2006, the recorded investment in loans that were considered to be impaired and on nonaccrual was approximately $9,057,000 and $678,000, respectively. In addition, the Company had approximately $0 and $623,000 in loans past due more than ninety days and still accruing interest at December 31, 2007 and 2006, respectively. These accounts are deemed to be well collateralized and in the process of collection. The related allowance for loan losses on impaired loans was approximately $1,359,000 and $102,000 at December 31, 2007 and 2006, respectively. The average recorded investment in impaired loans for the twelve months ended December 31, 2007 and 2006 was approximately $1,664,000 and $1,439,000, respectively. For the years ended December 31, 2007 and 2006, the Company recognized approximately $285,000 and $14,000, respectively, of interest income on impaired loans.

Changes in the allowance for loan losses were as follows:

	2007	2006
Balance at beginning of year	$ 3,080,661	2,945,256
Provision for loan losses	330,000	200,000
Amounts charged off	(117,876)	(110,317)
Recoveries on amounts previously charged off	43,040	45,722
Balance at end of year	$ 3,335,825	3,080,661

(4) Premises and Equipment

Major classifications of premises and equipment are summarized as follows:

	2007	2006
Land	$ 1,354,181	1,354,181
Buildings and improvements	5,887,088	5,089,489
Furniture and equipment	5,732,113	4,934,972
Leasehold improvements	115,673	-
Construction in process	-	60,924
	13,089,055	11,439,566
Less accumulated depreciation	5,694,959	4,981,039
	$ 7,394,096	6,458,527

Depreciation expense was $718,801 and $648,613 for the years ended December 31, 2007 and 2006, respectively.

Future minimum lease payments under current operating leases pertaining to banking premises and equipment at December 31, 2007, are as follows:

Years Ending December 31,	
2008	$ 143,250
2009	129,936
2010	95,218
2011	93,659
2012	95,449
Thereafter	391,857
Total minimum lease payments	$ 949,369

(5) Deposits

The aggregate amounts of certificates of deposit, each with a minimum denomination of $100,000, were approximately $65,100,000 and $76,479,000 at December 31, 2007 and 2006, respectively. The Company had brokered time deposits at December 31, 2007 and 2006 of $0 and $5,022,000, respectively.

At December 31, 2007, the scheduled maturities of certificates of deposits are as follows:

2008	$ 125,436,774
2009	10,740,705
2010	2,680,576
2011	253,140
2012	353,207
	$ 139,464,402

At December 31, 2007, the Bank had one customer with deposits of approximately $28,733,000 and another customer with deposits of approximately $12,266,000.

(6) Income Taxes

The components of income tax expense in the statements of earnings are as follows:

	2007	2006
Current	$ 1,417,660	1,760,776
Deferred	(122,414)	78,663
Total income tax expense	$ 1,295,246	1,839,439

The differences between income tax expense and the amount computed by applying the statutory federal income tax rate to earnings before income taxes are as follows:

	2007	2006
Pretax income at statutory rates	$ 1,551,663	1,971,893
Add (deduct):		
Tax exempt interest income	(326,056)	(302,235)
Non-deductible interest expense	48,613	36,578
State taxes, net of federal effect	122,901	180,799
Other	(101,875)	(47,596)
	$ 1,295,246	1,839,439

The following summarizes the sources and expected tax consequences of future taxable deductions (income) which comprise the net deferred tax asset. The net deferred tax asset is a component of other assets at December 31, 2007 and 2006.

	2007	2006
Deferred income tax assets:		
Allowance for loan losses	$ 1,158,747	1,071,415
Other real estate	14,062	14,062
Unrealized gains on investment securities available for sale	-	14,216
Total gross deferred income tax assets	1,172,809	1,099,693
Deferred income tax liabilities:		
Unrealized gains on investment securities available for sale	(223,109)	-
Premises and equipment	(456,281)	(491,363)
Total gross deferred income tax liabilities	(679,390)	(491,363)
Net deferred income tax asset	$ 493,419	608,330

(7) Related Party Transactions

The Company conducts transactions with directors and executive officers, including companies in which they have beneficial interests, in the normal course of business. It is the policy of the Company that loan transactions with directors and officers are made on substantially the same terms as those prevailing at the time made for comparable loans to other persons. The following is a summary of activity for related party loans:

Beginning balance	$	6,326,109
New loans		2,649,483
Repayments		(1,529,938)
Ending balance	$	7,445,654

Deposits from related parties totaled approximately $12,119,000 and $13,506,000 as of December 31, 2007 and 2006, respectively.

(8) Commitments

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the balance sheets. The contract amounts of those instruments reflect the extent of involvement the Company has in particular classes of financial instruments.

The exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments. In most cases, the Company does require collateral or other security to support financial instruments with credit risk.

		Contractual Amount	
		2007	2006
Financial instruments whose contract amounts represent credit risk:			
Commitments to extend credit	$	36,398,000	42,490,000
Standby letters of credit	$	785,000	276,000

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank, upon extension of credit is based on management's credit evaluation. Collateral held varies but may include unimproved and improved real estate, certificates of deposit, or personal property.

Standby letters of credit written are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to businesses in the Company's delineated trade area. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Company holds real estate, equipment, automobiles and customer deposits as collateral supporting those commitments for which collateral is deemed necessary.

The Company has $7,000,000 available for the purchase of overnight federal funds from two correspondent financial institutions as of December 31, 2007 and 2006.

(9) Profit Sharing Plan

The Company has a contributory profit sharing plan which is available to substantially all employees subject to certain age and service requirements. Contributions to the plan are determined annually by the Board of Directors. The total contributions by the Company for 2007 and 2006 were $319,445 and $377,500, respectively.

(10) Regulatory Matters

The Company is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital to risk-weighted assets, and of Tier 1 capital to average assets (all as defined). Management believes, as of December 31, 2007 and 2006, the Company and the Bank met all capital adequacy requirements to which they are subject.

As of December 31, 2007, the most recent notification from the FDIC categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank's category.

The capital ratios for the Company are essentially the same as those of the Bank. Therefore, only the Bank's capital ratios are presented in the following table (dollars in thousands):

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2007:						
Total Capital (to Risk-Weighted Assets)	$ 31,701	14.2%	$ 17,809	8.0%	$ 22,261	10.0%
Tier 1 Capital (to Risk-Weighted Assets)	$ 28,912	13.0%	$ 8,905	4.0%	$ 13,357	6.0%
Tier 1 Capital (to Average Assets)	$ 28,912	8.9%	$ 13,038	4.0%	$ 16,298	5.0%
As of December 31, 2006:						
Total Capital (to Risk-Weighted Assets)	$ 29,646	12.4%	$ 19,183	8.0%	$ 23,978	10.0%
Tier 1 Capital (to Risk-Weighted Assets)	$ 26,648	11.1%	$ 9,591	4.0%	$ 14,387	6.0%
Tier 1 Capital (to Average Assets)	$ 26,648	8.6%	$ 12,431	4.0%	$ 15,538	5.0%

(11) Stockholders' Equity

Dividends paid by the Bank are the primary source of funds available to the Company for payment of dividends to its stockholders and for other working capital needs. Banking regulations limit the amount of dividends that may be paid without prior approval of the regulatory authorities. These restrictions are based on the level of regulatory classified assets, the prior year's net earnings, and the ratio of equity capital to total assets. Approximately $1,649,000 is available for payment of dividends from the Bank to the Company in 2008.

(12) Fair Value of Financial Instruments

The Company is required to disclose fair value information about financial instruments, whether or not recognized on the face of the balance sheet, for which it is practicable to estimate that value. The assumptions used in the estimation of the fair value of the Company's financial instruments are detailed below. Where quoted prices are not available, fair values are based on estimates using discounted cash flows and other valuation techniques. The use of discounted cash flows can be significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. The following disclosures should not be considered a surrogate of the liquidation value of the Company, but rather a good faith estimate of the increase or decrease in value of financial instruments held by the Company since purchase, origination or issuance.

<u>Cash and Cash Equivalents</u>

For cash, due from banks, and federal funds sold, the carrying amount is a reasonable estimate of fair value.

<u>Investment Securities Available for Sale</u>

Fair values for investment securities are based on quoted market prices.

<u>Other Investments</u>

The carrying amount of other investments approximates fair value.

<u>Loans and Mortgage Loans Held for Sale</u>

The fair value of fixed rate loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings. For variable rate loans, the carrying amount is a reasonable estimate of fair value. Mortgage loans held for sale are valued based on the current price at which these loans could be sold into the secondary market.

<u>Deposits and Securities Sold Under Repurchase Agreements</u>

The fair value of demand deposits, interest-bearing demand deposits, savings, and securities sold under repurchase agreements is the amount payable on demand at the reporting date. The fair value of fixed maturity certificates of deposit is estimated by discounting the future cash flows using the rates currently offered for deposits of similar remaining maturities.

<u>Commitments to Extend Credit and Standby Letters of Credit</u>

Commitments to extend credit and standby letters of credit are generally short-term and carry variable interest rates. Therefore, both the carrying value and estimated fair value associated with these instruments are immaterial.

<u>Limitations</u>

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument. Because no market exists for a significant portion of the Company's financial instruments, fair value estimates are based on many judgments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Fair value estimates are based on existing on and off-balance-sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Significant assets and liabilities that are not considered financial instruments include the deferred income taxes and premises and equipment. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in the estimates.

(12) Fair Value of Financial Instruments, continued

The carrying amount and estimated fair values of the Company's financial instruments at December 31, 2007 and 2006 are as follows (in thousands):

		2007		2006	
		Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Assets:					
Cash and cash equivalents	$	20,890	20,890	15,078	15,078
Investment securities	$	91,434	91,434	92,372	92,372
Other investments	$	706	706	670	670
Mortgage loans held for sale	$	1,063	1,063	1,976	1,976
Loans, net	$	196,495	197,211	214,807	216,826
Liabilities:					
Deposits and securities sold under repurchase agreement	$	289,681	290,752	307,155	305,208

(13) Other Operating Income and Expenses

Components of other operating income and expenses which are greater than 1% of interest income and other income are as follows:

		2007	2006
Other Income			
Income and fees from ATM's	$	438,425	357,245
Other Expenses			
Professional fees	$	338,026	399,709
ATM process and settlement charges	$	269,790	291,791

(14) Oconee Financial Corporation (Parent Company Only) Financial Information

Balance Sheets

December 31, 2007 and 2006

		2007	2006
Assets			
Cash	$	1,093,678	1,212,854
Investment in subsidiary		29,276,533	26,624,768
Other assets		-	323
	$	30,370,211	27,837,945
Liabilities and Stockholders' Equity			
Other liabilities	$	1,035,479	1,124,769
Stockholders' equity		29,334,732	26,713,176
	$	30,370,211	27,837,945

(14) Oconee Financial Corporation (Parent Company Only) Financial Information, continued

Statements of Earnings

For the Years Ended December 31, 2007 and 2006

		2007	2006
Dividends from subsidiary	$	1,034,787	1,174,769
Other expenses		48,694	56,564
Earnings before income taxes and equity in undistributed earnings of subsidiary		986,093	1,118,205
Income tax benefit		18,484	21,472
Earnings before equity in undistributed earnings of subsidiary		1,004,577	1,139,677
Equity in undistributed earnings of subsidiary		2,263,893	2,820,570
Net earnings	$	3,268,470	3,960,247

Statements of Cash Flows

For the Years Ended December 31, 2007 and 2006

		2007	2006
Cash flows from operating activities:			
Net earnings	$	3,268,470	3,960,247
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Equity in undistributed earnings of subsidiary		(2,263,893)	(2,820,570)
Change in:			
Other assets		323	(151)
Other liabilities		693	-
Net cash provided by operating activities		1,005,593	1,139,526
Cash flows from financing activities:			
Dividends paid		(1,124,769)	(989,797)
Net cash used by financing activities		(1,124,769)	(989,797)
Change in cash		(119,176)	149,729
Cash at beginning of year		1,212,854	1,063,125
Cash at end of year	$	1,093,678	1,212,854





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11
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4
5
2
1
6

1. **Jimmy L. Christopher**
   Certified Public Accountant
2. **Virginia S. Wells**
   President
   Chief Executive Officer
   Wells & Company Realtors, Inc.
3. **G. Robert Bishop**
   Retired
   Georgia Department of Natural Resources
4. **Carl R. Nichols**
   President
   Nichols Land & Investment Company
5. **Ann B. Powers**
   Retired
   Educator
6. **Henry C. Maxey**
   President
   Maxey Brothers, Inc.
7. **Jerry K. Wages**
   Senior Executive Vice President
   Chief Financial Officer
   Oconee State Bank
8. **B. Amrey Harden**
   President
   Chief Executive Officer
   Oconee State Bank
9. **Douglas D. Dickens, Chairman**
   President
   Dickens Farms, Inc.
10. **John A. Hale, Vice Chairman**
    Retired
    Hale's Dairy
11. **Tom F. Wilson**
    Executive Vice President
    Chief Loan Officer
    Oconee State Bank



1. **Kerry E. McKinnon**
   Banking Officer
   Loan Collections Manager
2. **Marisa M. Reynolds**
   Group Vice President
   IT & Operations
3. **Steven A. Rogers**
   Vice President
   Controller
4. **Sara S. Story**
   Vice President
   Mortgage Loan Manager
5. **W. Larry Mauldin**
   Vice President
   Compliance Officer
6. **Sara J. Dunn**
   Electronic Banking Officer
7. **Timothy A. Watson**
   Vice President
   Commercial Loans
8. **Shannon L. Gailey**
   Banking Officer
   University Parkway Branch Manager
9. **William T. Harrell**
   Vice President
   Mortgage Loans
10. **Kellie A. Ward**
    Operations Officer
11. **L. Wayne Faglier**
    Assistant Vice President
    Consumer Loans
12. **Cristi J. Donahue**
    Group Vice President
    Retail Banking
13. **Robert A. Mathews**
    Vice President
    Commercial Loans
14. **Jerry K. Wages**
    Senior Executive Vice President
    Chief Financial Officer
15. **B. Amrey Harden**
    President
    Chief Executive Officer
16. **R. Phillip Jackson**
    Banking Officer
    Main Office Branch Manager
17. **M. Faye Seagraves**
    Human Resources Officer
18. **Jarrod V. Prickett**
    Loan Officer
    Commercial Loans
19. **Tom F. Wilson**
    Executive Vice President
    Chief Loan Officer
20. **Sandi L. Riddling**
    Banking Officer
    Loan Operations
21. **John D. Barnes**
    Loan Officer
    Consumer Loans
22. **Carol E. Finley**
    Assistant Vice President
    Mortgage Loans
23. **R. Alan Brown**
    Vice President
    Commercial Loans
24. **L. Erin McElroy**
    Accounting Officer
25. **T. Hal Jackson**
    Assistant Vice President
    Commercial Loans
26. **Kristi O. Greer**
    Education & Development Officer
27. **Nelson Pavao**
    Assistant Vice President
    Butler's Crossing Branch Manager
28. **India D. Landrum**
    Marketing Officer
29. **Kevin S. Brodrick**
    Vice President
    Financial Consultant

Not Pictured:

Angela D. Decker
Banking Officer
Bogart Branch Manager

Kerrie N. Loomis
Assistant Vice President
Wal-Mart and Athens Branch Manager

Vision Statement

To be the Bank of Choice providing long-term stability and value to our community, customers, employees, and stockholders as a high performing, independent community bank.

Mission Statement

To serve our communities by providing quality financial products and services in a friendly and competent manner.

Customer Value Proposition

We recognize that we must effectively and efficiently employ human and physical resources that ensure personalized, responsive service to our customers by providing:

- Honesty and integrity in relationships
- Service that exceeds customer expectations
- Competent and professional employees
- A complete menu of banking services
- A safe and convenient place to bank
- Local decision making

Oconee Financial Corporation
35 North Main Street
Post Office Box 205
Watkinsville, Georgia 30677
Telephone: (706) 769-6611
Facsimile: (706) 583-3878
Internet: www.oconeestatebank.com

Annual Meeting
Monday, May 5, 2008
4:30 P.M.
Oconee State Bank
H. Mell Wells Operations Center
7920 Macon Highway
Watkinsville, Georgia 30677

Transfer Agent
Oconee State Bank
35 North Main Street
Post Office Box 205
Watkinsville, Georgia 30677
Telephone: (706) 769-6611
Facsimile: (706) 583-3878

Investor Relations
Jerry K. Wages
Senior Executive Vice President & Chief Financial Officer
Oconee Financial Corporation
Post Office Box 205
Watkinsville, Georgia 30677
Telephone: (706) 769-6611

Independent Registered Public Accounting Firm
Mauldin & Jenkins, LLC
Certified Public Accountants
200 Galleria Parkway, S.E.
Suite 1700
Atlanta, Georgia 30339-5946

Form 10-KSB
A copy of the Corporation's Annual Report on Form 10-KSB,
filed with the Securities and Exchange Commission,
is available to each shareholder without charge upon
written request to:

Jerry K. Wages
Senior Executive Vice President & Chief Financial Officer
Oconee Financial Corporation
Post Office Box 205
Watkinsville, Georgia 30677

www.oconeestatebank.com

OCONEE FINANCIAL CORPORATION
Post Office Box 205
Watkinsville, Georgia 30677
(706) 769-6611

END

www.oconeestatebank.com